NEXTSEED

FORM C

COVER PAGE

71	0
Days Left	Investors

Follow One Child's **Mandarin Acquisition**
from 18 months to 6 years

▶ PLAY

Meet Mila...



🔲 🐦 📷 🌐   View gallery ❯

Morningside PlayCare

New York, NY

0% OF MINIMUM GOAL

$0 raised



$100,000 min target

Security Type: Future Equity (SAFE)
Valuation Cap: $2,250,000

COMING SOON

Highlights

Gallery

About Morningside PlayCare

Testimonial

Pivot & Expansion

Use of Proceeds

Investment Terms

Data Room

Bonus Rewards

The Team

Research

Sample Classes

Comments

Back to Top ⌃



Highlights

- **Leaders in the Field:** One of the few programs nationwide giving parents an opportunity to make their children multilingual from infancy.
- **Full Immersion in Two Languages:** Native Mandarin and Spanish speaking teachers immerse the children in the target languages leading to native level fluency in the children.
- **Targets Critical Years:** Serving ages 6 months to 6 years, while children's neurological capacity for language acquisition is at its prime.
- **Combines Childcare with Language Learning:** Monday - Friday, 8 am to 6pm.
- **Neuroscience Based:** Curriculum designed around leading-edge neuroscience on the linguistic genius of the young brain. *See* TED Talk *below.*
- **Demonstrated Effectiveness:** First graduate class is now fluent in Mandarin at ages 5 and 6. Spanish comprehension acquired by students in their first year.
- **Highly Regarded by Peer Schools:** Graduates aggressively recruited by the top immersion elementary schools in New York City.
- **Leader, Scholar, and Author in the Field:** Dr. Foster is regularly recruited to present her school's achievements at national language conferences and her bilingual storybook, *Would You Help Me Choose A Pet?*, has received multiple accolades.



Language Exhibits a 'Critical Period'

High

Language Score



| Low | Native | 3-7 | 8-10 | 11-15 | 17-39 |

Age of Acquisition of New Language

Source: Patricia Kuhl, The Linguistic Genius of Babies

Gallery



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About Morningside PlayCare

Morningside PlayCare has a *big vision*: Model how Americans can achieve multilingual citizenry in six years or less - simply by doing what we know works!

The school cultivates the language genius, open-mindedness, and wonder-filled hearts of young children. They do this by providing nurturing care as they immerse children in the Mandarin and Spanish languages through play, authentic creative activities, yoga and exploration of nature. Their mission is to help create a generation of distinguished young Americans who will serve as bridge builders, peacemakers, and citizen diplomats. They envision young adults who are globally and academically competent, multilingual, fluent in Chinese and Latino culture, living in loving connection with nature, confident in their ability to build and create, and aspiring to a planet where all have the opportunity to realize their potential.



From the ages of 0-5, the young brain is voraciously acquiring language. The brain is primed for language acquisition during early childhood. By teaching a more challenging language (for

Americans) like Mandarin during these early formative years, there is an increased chance of lingual success. Morningside PlayCare also teaches Spanish because young children are neurologically capable of acquiring multiple languages simultaneously. The process of simultaneously acquiring two (or three) languages makes the brain more agile, and more adept at learning other skills when they reach grade school. Each language primes the brain for another.



Testimonials



Pivot And Expansion

At the onset of the pandemic, Morningside PlayCare, located 3 blocks from Columbia University's Teachers College, realized it needed to change course. While devastated on one front, the business saw the pandemic disruption as an opportunity to innovate. By late March, with characteristic agility, and overwhelming parent support, Morningside PlayCare created a rich online platform, Mighty Morningside. In so doing, it stabilized daily attendance at 90% and accommodated those who fled the city. Loyal parents continued to pay full tuition, and scholarships were created for financially devastated families. The budget was strategically cut and MPC amazingly ended the fiscal year 2020 in the black! The program then exhaled and turned to the future, securing a Next Seed loan to plan its next move.

Morningside PlayCare's
Fiscal Response to the Pandemic

Reduced Salary Expenses
From salaries to hourly
From 5 days to 2 days p/w
Lower CEO pay
Reduced staff numbers
Renegotiated Lease
Draw rent from existing deposit.
Pursued NYCDOE Contract
Responded to Request for Proposal and poised to sign a five -year renewable contract.
Focused CEO Time on Pivot.
Moved focus from 20/21 recruitment to long-term pivot;
Secured financial planning consultant.
Secured/Explored Financing.
- Secured over $200k in PPP, EDIL, FB, Kiva, NextSeed, loans/grants
- Created Scholarship Fund
- Offered alternative/flexible programming.
- Launched a pilot Remote Learning project

Expansion in 2021

This year, equipped with a plan for expansion that includes in-person and online services, enrollment of infants as young as six months, a contract with New York City, a deeper focus on its yoga and nature-science curriculum, and a new location, Morningside PlayCare is poised for growth.

City Contract: Morningside PlayCare has been offered a prized contract to deliver PreK services for the New York City Department of Education. This contract will allow 4-year-olds, regardless of family income, to enroll tuition-free. It will attract parents to its infant and toddler classes, and guarantee a solid portion of its income, as the country awaits the post-pandemic stabilization of the American economy.

Location: They couldn't have awarded the contract for MPC to operate in a better location. The Upper West Side is in love with Dual Language programs, and MPC will be the first Dual Language Mandarin program, and the only multilingual language program in the neighborhood. While the UPK contract would provide greater certainty, Morningside PlayCare's expansion plans are not dependent upon the UPK program for success.

Upper West Side Lease: With a solid business plan, MPC moved forward in early 2021 and signed a lease to open its second site at 667 Columbus Avenue on the Upper West Side. The lease provides 3,057 square feet for use as a licensed childcare center and strategically ties rent to enrollment in the early years. There are 6,376 middle income families with young children located within a 15 minute walk of the new location. The first-floor white-box store-front space is located in a residential high-rise building with a side-street entrance off a bustling main street featuring the popular Trader Joe's market. The location shares its zip code with Columbia University, whose affiliates are a key segment of MPC's target market, and who live throughout the neighborhood. This site will house both private and NYCDOE contract classrooms.

Profitability: Even without the potentially guaranteed revenue from UPK, Morningside PlayCare projects a breakeven in profitability by the end of Year 1 and positive cash flow in Year 2. By Year 5, the school anticipates profitability of over $600,000 annually. Additional growth upside can be captured beyond the presented projections.



Morningside PlayCa
A Small Window of Opportunity
Honoring Life
Expressing Gratitu
Being Mindful
Expecting the Best
Trusting Ourselves
Helping Others
Inner Poise

Execution Plan

Sales Funnel Objectives

- Add 1,000 new target market email contacts by 8/21 and 3,000 by 1/22

- Secure 100 long-form applications by 8/21; and 160 by 3/22

Marketing Objectives

- Acquire name recognition in the neighborhood of the new site
- Distribute 1,000 bilingual storybooks and brochures in playgrounds by August 2021
- Raise our social media marketing following by 100%

Strategy

- Give branding a face-lift with a new logo [see below] and new website
- Make the world aware of the school's green, organic, maker-culture, and sustainable focus
- Cross merchandise and poster in neighborhood businesses
- Market to social media influencers
- Be present on curator platforms
- Implement conversion-driven marketing plan
- Be flexible in response to pandemic driven trends
- Incentivize current followers and customers to promote
- Publish bilingual storybook and distribute through neighborhood vendors and in parks

Morningside
Immersion PlayCare


WOULD YOU HELP ME CHOOSE A PET?
你能帮我选一只宠物吗?
Dr. Foster
ILLUSTRATED BY YUMI IZUYAMA

Use of Proceeds

By raising capital on NextSeed, Morningside PlayCare's goal is to ensure they have the continued ability to provide their critical services to the children and families they serve.

The total project cost is estimated to be $400,000 with the NextSeed raise providing $250,000. The uses of these funds will go towards working capital and renovation of their new location.


Resiliency
Language Genius
Cognitive Agility
and Loving Hearts of
Young Children
Morningside
Immersion PlayCare
212-316-0313
admissions@MorningsidePlayCare.com
Coming Fall 2021

Investment Terms

Issuer	**Type of Offering**	**Offered By**
Morningside PlayCare Inc.	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$100,000
Offering Max	$250,000
Min Individual Investment	$100
Type of Securities	Future Equity (SAFE)
Valuation Cap	$2,250,000
Discount	20

Data Room

Disclosure Statement

VIEW

NextSeed SAFE Agreement

VIEW

Bonus Rewards

INVEST

$100+

- Soft Cover Bilingual Storybook by Dr. Foster

INVEST

$500+

- Special Invitation (x2) to our Opening Reception
- Soft Cover Bilingual Storybook by Dr. Foster

INVEST

$1,000+

- Special Invitation (x2) to our Opening Reception
- Name on Investor Plaque within school
- Soft Cover Bilingual Storybook by Dr. Foster

INVEST

$5,000+

- Dinner with Dr. Foster
- Special Invitation (x2) to our Opening Reception
- Name on Investor Plaque within school
- Soft Cover Bilingual Storybook by Dr. Foster

The Team



Gail Foster
CEO

Dr. Gail Foster is a decorated educator with a 20+-year history as a successful educational entrepreneur developing frontier programs in her field. A graduate of Columbia University's Teachers College, her experience includes service as a school administrator, consultant to education start-ups, and published research contributions to the field for major education think tanks. She has won numerous civic awards for her service to children and families, including an invitation to the White House.

In addition, she has served as a nonprofit Executive, organizational consultant, teacher trainer, and classroom teacher Pre-K to Graduate School. Dr. Foster has served on many distinguished boards, including the national Council on American Private Education and various private and charter school boards. As a research scholar at the RAND Corporation, the Institute for Independent Education, the NYC Department of Education, CUNY, and the Toussaint Institute, she has published on the power of inquiry-based learning, inner city private schools, private school start-ups, small public schools, African American boys with special education labels, and community-based and women led educational enterprises, including historically black independent schools.

She is the winner of numerous civic awards and a gubernatorial citation, as well as an invitation to the White House for developing programs that are responsive to parents, place children at the center, and serve as leading edge models for education practitioners and policymakers. She is a mom with a passion for transforming American education and views her current work as yet another opportunity to serve and contribute. In her past incarnation, Dr. Foster founded the Association of Historically Black Independent Schools.

The Core Members of her Team are four other successful entrepreneurs, including two educators experienced with government contracts:

- **Sheree Palmer**, Founder & CEO of Cambria Center for the Gifted in Queens, NYC.
- **Claudia Stedge**, Founder & CEO of Partnership for Education in Columbia County NY.
- **Tuesday Brooks**, owner of Ajoy Enterprises accounting firm in New York, NY.
- **Todd Ruffins**, experienced start-up assistant and facilities operations person in Suffolk County, NY.

Research

The research on language development in early childhood shows that the young brain has an astounding capacity to acquire language. Linguists agree that foreign languages are best taught in the earliest years, and language immersion is the single most effective method for learning and teaching a new language. Scholars have documented increased academic performance in reading, reasoning, executive function, and math in elementary students who have acquired dual-language fluency. They even score higher on SATs!



Sample Classes

In-person Spanish Class



In-person Mandarin Class





In-person Nature Studies



Online Spanish Class



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